

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2022

Francois P. Chadwick
Chief Financial Officer
Volta Inc.
155 De Haro Street
San Francisco, California 94103

> **Re: Volta Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Form 8-K furnished May 13, 2022**
> **File No. 001-39508**

Dear Mr. Chadwick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Exhibits 31.1 and 31.2, page 1

1. Please revise to amend your certifications to include paragraph 4b as required by Item 601 of Regulation S-K. Refer also to the Division of Corporation Finance's C&DIs for Regulation S-K, Question 215.02.

Form 8-K furnished May 13, 2022

Exhibit 99.1, page 2

2. We note your outlook information for full year 2022 and the second quarter of 2022 which includes revenue outlooks. Tell us your consideration for disclosing a measure of income for each respective period.

Exhibit 99.2, page 22

3.   We note your non-GAAP revenue including the adjustment that relates to "fair value allocations" in multiple element revenue arrangements. Please further describe the nature of this adjustment and tell us how you determined that this adjustment does not result in a tailored recognition and measurement method. Refer to Question 100.04 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing